Exhibit 99.1

SECOND QUARTER 2013 EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS SECOND QUARTER 2013 RESULTS

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our Q2 2013 Report to Shareholders and Supplementary Financial Information are available on our website at rbc.com/investorrelations.

TORONTO, May 30, 2013 – Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $1,936 million for the second quarter ended April 30, 2013, up 26% compared to net income of $1,533 million last year.

Excluding certain items, net income was $1,967 million(1), up $232 million or 13% compared to the prior year, driven by solid earnings growth across all business segments, with particular strength in our Canadian Banking, corporate and investment banking and asset management businesses.

“We grew earnings this quarter in each of our segments compared to last year, driven by the strength and diversification of our businesses,” said Gordon M. Nixon, RBC President and CEO. “We continue to extend our leadership position by successfully executing our strategy and making focused investments to deliver long-term shareholder value.”

Q2 2013 compared to Q2 2012

•	Net income of $1,936 million (up 26% from $1,533 million)
•	Diluted earnings per share (EPS) of $1.27 (up $0.28 from $0.99)
•	Return on common equity (ROE) of 18.5% (up from 16.1%)
•	Basel III Common Equity Tier 1 (CET1) ratio of 9.1%

YTD 2013 compared to YTD 2012

•	Net income of $4,006 million (up 18% from $3,388 million)
•	Diluted EPS of $2.62 (up $0.41 from $2.21)
•	ROE of 19.1% (up from 17.9%)

Excluding items of note(1): Q2 2013 compared to Q2 2012

•	Net income of $1,967 million (up 13% from $1,735 million)
•	Diluted EPS of $1.29 (up $0.16 from $1.13)
•	ROE of 18.8% (up from 18.4%)

Excluding items of note(1): YTD 2013 compared to YTD 2012

•	Net income of $4,037 million (up 12% from $3,590 million)
•	Diluted EPS of $2.64 (up $0.29 from $2.35)
•	ROE of 19.2% (up from 19.1%)

Results excluding a restructuring charge of $31 million ($44 million before-tax) in the current period related to the integration of RBC Investor Services (RBCIS) and a loss of $202 million ($212 million before-tax) in the prior year related to the acquisition of the remaining 50% interest in RBC Dexia Investor Services, renamed RBC Investor Services, are non-GAAP measures. For further details on results excluding these items, refer to the non-GAAP measures section below.

Q2 2013 Business Segment Performance

Personal & Commercial Banking net income was $1,057 million, up $117 million or 12% compared to last year, reflecting solid volume growth across all businesses in Canada and lower provision for credit losses (PCL), partially offset by spread compression. Compared to the prior quarter, net income decreased $63 million or 6%, largely due to the negative impact of seasonal factors, including fewer days in the quarter, lower credit card transaction volumes and higher marketing costs.

Our Ally Canada acquisition(2) contributed earnings of $12 million, which reflected revenue of $60 million, non-interest expense of $41 million, including $17 million ($12 million after-tax) of integration costs and amortization of intangibles, and PCL of $4 million.

Wealth Management net income was $225 million, up $13 million or 6% compared to last year, driven by higher average fee-based client assets, resulting from net sales and capital appreciation, and higher transaction volumes. Compared to last quarter, net income was down $8 million or 3%, as higher average fee-based client assets was more than offset by the seasonality of performance fees recognized primarily in the first and third quarters.

Insurance net income was $166 million, up $15 million or 10% from a year ago, mainly due to a favourable change in actuarial adjustments, favourable life policyholder experience and net investment gains, partially offset by higher disability claims costs. Compared to the prior quarter, net income was relatively flat as lower reinsurance claims costs were largely offset by the favourable impact in the prior quarter of interest rates and investment activity on policyholder liabilities.

(1)	These measures are non-GAAP. For further information, including a reconciliation, refer to the non-GAAP measures section of this Earnings Release.
(2)	We completed the acquisition of the Canadian automotive finance and deposit business of Ally Financial Inc. (Ally Canada) on February 1, 2013. For further details, refer to the Key corporate events section of our Q2 2013 Report to Shareholders.

Investor & Treasury Services net income was $67 million compared to a net loss of $121 million a year ago. Excluding certain items related to RBCIS, net income of $98 million(1) increased $17 million or 21%, largely due to improved results in RBCIS and incremental earnings related to our additional 50% ownership, which were partially offset by lower funding and liquidity revenue. Compared to last quarter, net income was down $13 million or 16%. Excluding the restructuring charge this quarter, net income increased $18 million(1) or 23%, reflecting improved results in RBCIS.

Capital Markets net income was $386 million, up $15 million or 4% compared to last year. Strong growth in our corporate and investment banking businesses, particularly in loan syndication and lending in the U.S., were largely offset by lower fixed income trading revenue reflecting lower client volumes and narrower bid/ask spreads, primarily in Europe. Lower variable compensation also contributed to the increase. Compared to last quarter, net income decreased $78 million or 17%, mainly due to lower fixed income trading revenue, primarily in the latter half of the quarter, driven by challenging trading conditions primarily in the U.S. and Europe. These factors were partially offset by decreased variable compensation and lower PCL.

Capital – As at April 30, 2013, our Basel III “all-in” CET1 ratio was 9.1%, down 20 basis points compared to last quarter, as strong internal capital generation was more than offset by the 45 bps impact from the Ally Canada acquisition.

Credit Quality – Total PCL of $288 million decreased $60 million from the prior year, largely reflecting lower PCL in our Canadian Banking personal loan and credit card portfolios, and in our Caribbean wholesale portfolios. PCL decreased $61 million from the prior quarter primarily due to lower provisions in Capital Markets.

Non-GAAP measures

Our results were impacted in the current period by a restructuring charge of $31 million ($44 million before-tax) related to the integration of RBCIS, and were impacted in the prior year by a loss of $202 million ($212 million before-tax) related to the acquisition of the remaining 50% interest in RBC Dexia Investor Services.

Given the nature and purpose of our management reporting framework, we use and report certain non-GAAP financial measures, which are not defined, do not have a standardized meaning under GAAP and may not be comparable with similar information disclosed by other financial institutions. We believe that excluding these items from our results is more reflective of our ongoing operating results, will provide readers with a better understanding of our performance and should enhance the comparability of our comparative periods. For further information, refer to the Key performance and non-GAAP measures section of our Q2 2013 Report to Shareholders.

Net Income excluding items of note
	For the three months ended April 30, 2013			For the three months ended April 30, 2012
(Millions of Canadian dollars, except per share and percentage amounts)	Reported	RBCIS restructuring charge	Adjusted	Reported	Loss related to RBCIS acquisition	Adjusted
Net income	$1,936	$31	$1,967	$1,533	$202	$1,735
Basic earnings per share	$1.28	$0.02	$1.30	$1.00	$0.14	$1.14
Diluted earnings per share	$1.27	$0.02	$1.29	$0.99	$0.14	$1.13
ROE	18.5%		18.8%	16.1%		18.4%

Net Income excluding items of note
	For the six months ended April 30, 2013			For the six months ended April 30, 2012
(Millions of Canadian dollars, except per share and percentage amounts)	Reported	RBCIS restructuring charge	Adjusted	Reported	Loss related to RBCIS acquisition	Adjusted
Net income	$4,006	$31	$4,037	$3,388	$202	$3,590
Basic earnings per share	$2.65	$0.02	$2.67	$2.23	$0.14	$2.37
Diluted earnings per share	$2.62	$0.02	$2.64	$2.21	$0.14	$2.35
ROE	19.1%		19.2%	17.9%		19.1%

Investor & Treasury Services net income, excluding items of note
	For the three months ended April 30, 2013			For the three months ended April 30, 2012
(Millions of Canadian dollars)	Reported	RBCIS restructuring charge	Adjusted	Reported	Loss related to RBCIS acquisition	Adjusted
Net income	$67	$31	$98	$(121)	$202	$81

(1)	These measures are non-GAAP. For further information, including a reconciliation, refer to the non-GAAP measures section of this Earnings Release.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this earnings release, in filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our future business growth and efficiencies, our financial performance objectives, vision and strategic goals; and include our President and Chief Executive Officer’s statements. The forward-looking information contained in this earnings release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, our future business growth and efficiencies, our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, operational, legal and regulatory compliance, insurance, reputation and strategic risks and other risks discussed in the Risk management and Overview of other risks sections of our 2012 Annual Report and in the Risk management section of our Q2 2013 Report to Shareholders; the impact of changes in laws and regulations, including relating to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, over-the-counter derivatives reform, the payments system in Canada, consumer protection measures and regulatory reforms in the U.K. and Europe; general business and economic market conditions in Canada, the United States and certain other countries in which we operate, including the effects of the European sovereign debt crisis, and the high levels of Canadian household debt; cybersecurity; the effects of changes in government fiscal, monetary and other policies; the effects of competition in the markets in which we operate; our ability to attract and retain employees; the accuracy and completeness of information concerning our clients and counterparties; judicial or regulatory judgments and legal proceedings; development and integration of our distribution networks; and the impact of environmental issues.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking-statements contained in this earnings release are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2012 Annual Report, as updated by the Overview section in our Q2 2013 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2012 Annual Report to Shareholders and in the Risk management section of our Q2 2013 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this earnings release. All references in this earnings release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our Q2 2013 Report to Shareholders on our website at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for Thursday, May 30, 2013 at 8:30 a.m. (EDT) and will feature a presentation about our second quarter results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416)-695-7806 or 1-888-789-9572, passcode 1853457#). Please call between 8:20 a.m. and 8:25 a.m. (EDT).

Management’s comments on results will be posted on our website shortly following the call. Also, a recording will be available by 5:00 pm (EDT) on May 30 until August 29, 2013 at: www.rbc.com/investorrelations/ir_quarterly.html or by telephone (905-694-9451 or 1-800-408-3053, passcode 3629188#).

Media Relations Contacts

Tanis Feasby, Director, Financial Communications, tanis.feasby@rbc.com, 416-955-5172 or 1-888-880-2173 (toll-free outside Toronto)

Rina Cortese, Media Relations, rina.cortese@rbc.com, 416-974-5506 or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Karen McCarthy, Director, Investor Relations, karen.mccarthy@rbc.com, 416-955-7809

Lynda Gauthier, Director, Investor Relations, lynda.gauthier@rbc.com, 416-955-7808

Robert Colangelo, Associate Director, Investor Relations, robert.colangelo@rbc.com, 416-955-2049

ABOUT RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, and are among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, and investor services and wholesale banking on a global basis. We employ approximately 80,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 44 other countries. For more information, please visit rbc.com.

Trademarks used in this earnings release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC and RBC INVESTOR SERVICES which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this earnings release, which are not the property of Royal Bank of Canada, are owned by their respective holders.